Project MARS

Liability Management IR Presentation –
Script Used for Investor Conference Call Available on Replay

(PT 6.25 per cent. Notes due 2016 and 4.125 per cent. Exchangeable Bonds due 2014)

Operator: Greetings and welcome to the conference call on the 6.25 per cent. Notes due 2016 issued by Portugal Telecom, which we will refer to on this call as the “PT Notes,” and the 4.125 per cent. Exchangeable Bonds due 2014 issued by Portugal Telecom International Finance B.V.

At this time, all participants are in a listen only mode.

If anyone should require operator assistance during the conference, please press *0 on your telephone keypad.

As a reminder, this conference is being recorded.

Before we begin, I would like to read the following notice directed towards any holders of the PT Notes or the Exchangeable Bonds in the United States: The consent solicitation that we will discuss on this call is subject to disclosure requirements in Portugal and the United Kingdom that are different from those of the United States of America. Financial information referred to on this call has been prepared in accordance with International Financial Reporting Standards or other non-U.S. accounting standards.  If you are a U.S. holder, it may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since PT and PTIF are located outside the United States and their officers and directors are not U.S. residents.

It is now my pleasure to introduce your host, Luis Pacheco de Melo, CFO for Portugal Telecom.

Thank you, Mr. Pacheco de Melo, you may begin.

Introductory statement

Luis Pacheco de Melo, CFO of Portugal Telecom: Good afternoon, ladies and gentlemen.

Thank you very much for being on this call. I’m here with my IR Director, Nuno Vieira, our Finance Director, Carlos Cruz, and the CFO team, and we are going to take you through an overview of the consent solicitation process announced last Friday by Portugal Telecom.

Before we turn to the first page of this presentation, I would like emphasize that this presentation is subject to the safe harbor notice and the other cautionary statements and disclaimers set forth in the presentation, copies of which should have been made available to you.

As most of you on this call will know, on October 2nd, Portugal Telecom announced it had entered into a Memorandum of Understanding with Oi and some of its shareholders in relation to the proposed merger between Portugal Telecom, Oi, and the Oi holding companies.

As part of this merger, Portugal Telecom announced last Friday that it launched a consent solicitation process on its 6.25% Notes due 2016 and the 4.125% Exchangeable Bonds due 2014 of PT International Finance B.V. asking bond holders to approve certain amendments and waivers which I am going to detail later-on in this presentation.

Page 6 / 7 / 8 / 9

But first let me come back on some of the key highlights of the proposed combination.

•                  As mentioned at the time of the transaction announcement, the proposed combination, which is expected to be completed at or about the end of the first semester of 2014, provides for a simpler and more efficient corporate structure with:

•                  one single resulting listed entity,

•                  A migration to the Novo Mercado in Brazil resulting in one class of shares with same voting and dividend rights for all shareholders,

•                  The application of the highest standards of corporate governance, and

•                  The alignment of the interest of shareholders and creditors across both groups under the leadership of one unified management team.

•                  Portugal Telecom and Oi know each other well having been partners since the industrial alliance signed in 2010 — the proposed combination is a natural evolution of this long term partnership.

•                  The combination will also be the opportunity to bring to bear clearly identified operational benefits such as:

•                  Additional scale: With PT and Oi together having:

•                  Over 100m subscribers,

•                  Over 260m inhabitants under cover,

•                  €9.7bn in estimated combined revenues for the first 9 months of 2013, and

•                  €3.3bn in estimated combined EBITDA over the same period.

•                  An attractive and complementary portfolio of operations with:

•                  Attractive growth potential in Brazil underpinned by macro dynamics and extensive infrastructure, and

•                  Best in class Portuguese operations with superior next generation networks and cloud infrastructure as well as a strong track record of innovation.

•                  The proposed merger would also further stimulate the sharing of best practices between both groups, reducing execution risks and leading to additional cost savings.

•                  Operating and financial synergies with a NPV amounting to R$5.5bn. or equivalent to €1.8bn have been identified.

•                  The proposed merger has also marked a commitment to enhance the financial flexibility of the combined group via FCF generation improvement and deleveraging. This commitment is underpinned by several points:

•                  1 — The transaction is contingent to a capital increase with a minimum of R$7bn and a target of R$8bn,

•                  2 — The management team is committed to strong cost discipline while spending smartly and continuing to do more with less, and

•                  3 — The announcement of the transaction came together with a substantial reduction in the shareholder remuneration of the combined group.

•                  Some additional elements of the transaction relevant to holders of the targeted notes are also shown on page 7 such as:

•                  The fact that the combination will not only provide additional scale but also further diversification. This will contribute to alleviate some of the Portuguese macro pressure currently impacting the PT bonds.

•                  Another important point is the fact that the PT and Oi debt will be pari passu. As was announced, Oi will extend an explicit guaranty to the holders of the targeted Notes. This means that holders of the targeted Notes will benefit from all of Oi’s assets and cash flow generation going forward instead of relying on the dividends paid by Oi to PT.

•                  As a result of the positive implications of the merger to the credit profile of PT, both Moody’s and S&P have placed PT on review for a potential upgrade (from its current Ba2/BB rating) while Fitch maintained its BBB- outlook.

•                  Finally and as most of you will know from our previous announcements, the transaction is subject to a number of elements including the success of the consent solicitation that Portugal Telecom has announced last Friday.

Page 10 / 11 / 12 / 13

I will now give you a quick overview of the current financing structures at Portugal Telecom and Oi as well as the pro-forma structure following the proposed transaction.

As you can see on page 10, as of September 2013, PT Group had a total gross debt of €7.4bn split mostly between bonds and bank debt.

This overall debt currently sits in 2 vehicles: PT SGPS, the listed holding with €1.7bn, and PT International Finance B.V. our financing vehicle with €5.6bn.

Out of the 2 series of bonds targeted in this consent solicitation, the €750m exchangeable bonds currently sit in PT International Finance B.V. and the €400m retail bond is under PT SGPS.

One important point to also mention is that, in the case of the exchangeable bonds, the lenders currently benefit from a keep well agreement from 2 entities: PT SGPS, the holding company, and PT Comunicações, the previous fixed line operation of PT. This KWA will disappear under the proposed transaction to be replaced by an explicit guarantee from Oi which will provide the PT lenders with a wider asset and cash flow base.

On page 11, you can see the complex current corporate structure at Oi.

As mentioned earlier, as part of the proposed merger, Portugal Telecom will recapitalize the holdings of Oi prior to the proposed merger.

On page 12 you can see that the proposed combination would result in a much simpler, more straightforward corporate structure where TmarPart would be the listed vehicle and the Portugal Telecom assets would all be under Oi.

Also, the combined balance sheet would benefit from the proceeds from the cash capital increase which is targeted at R$8bn with a minimum of R$7bn.

It is worth noting that PTIF BV would be maintained under the new structure, in order to serve as future Euro financing vehicle for the group.

As highlighted by this structure, a guarantee from Oi will provide the holders of the targeted notes with access to all the assets and cash flows of the new group.

On page 14, we have presented some selected financial highlights for the combined entity.

These illustrative unaudited first 9 months numbers, further detailed in the first Form 6-K, furnished to the SEC on Friday, January 7th, 2014, assume that all the steps of the proposed combination have taken place as of January 1st 2013 (including an R$8bn capital increase) and exclude potential synergies or integration costs.

As you can see, the combination will provide scale, scope and additional strategic flexibility to the combined group.

On page 15 we describe the key parameters of the announced Consent Solicitation process.

As mentioned earlier, this process is aimed at the exchangeable bonds maturing in August 2014 and the retail bonds maturing in 2016.

Please note that each series of the targeted bonds will be requested to vote separately.

The requested consents are as follows:

•                  For all targeted Notes: Add an Oi guarantee to all targeted Notes and waive Events of Defaults triggered as a part of the combination.

•                  Some further amendments are also sought specifically for some series:

•                  For PTIF Exchangeable Bonds:

•                  Amend the exchange right in order to provide that any holder exercising the rights will receive a cash amount referable, up to the completion of the proposed business combination, to ordinary shares of PT and, from the completion of the proposed business combination, to ordinary shares of TmarPart (instead of receiving ordinary shares of PT).

•                  Approve the release of Portugal Telecom, SGPS, S.A. and PT Comunicações as keep well providers.

•                  For Notes issued by Portugal Telecom, SGPS, S.A.:

•                  Replace Portugal Telecom, SGPS, S.A. as issuer and principal obligor with PT Portugal SGPS, S.A.

Bond holders voting in favor of the amendments will be eligible to receive a fee up to 40bp of par depending on voting date.

Before we wrap up, we wanted to go through the indicative timetable of the transaction:

•                  Last Friday we announced the consent solicitation and proposals,

•                  the early voting deadline is by Friday, February 21st, 2014 at 5:00 p.m. London / Lisbon time,

•                  The expiration deadline is by Wednesday, February 26th, 2014 at 5:00 p.m. London / Lisbon time, and

•                  The bondholder meetings will take place on March 3rd, 2014, Monday.

•                  Please refer to slide 16 for additional information.

Conclusion

So as a wrap up of this presentation, as per page 17 of the presentation, I would say that the proposed combination presents a number of attractive features for holders of the targeted Notes.

•                  Attractive growth prospects in a diversified footprint with reduced execution risk,

•                  Improved time to market to crystallize growth opportunities in Brazil,

•                  Synergies and efficiency gains to underpin FCF improvement,

•                  Improved balance sheet flexibility, and

•                  Simplified governance.

The benefits to the holders of the targeted notes and bonds, as announced last Friday in the consent solicitation memorandum, are:

•                  Access to the full cash-flow from Oi rather than only Portugal cash-flow and dividends from Oi,

•                  Favorable views from rating agencies on the impact of the transaction on bondholders of PT, and

•                  Incentive fee up to 40bp.

The announced consent solicitation process is an integral part of this proposed transaction and we are confident that holders of the exchangeable bonds and the retail bonds targeted by this consent solicitation will understand the merits of the proposed combination and respond favorably to the proposed amendments. Send your consent by February 21st to maximize the consent fee.

Thank you very much.